UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
Form C/A: Amendment to Offering Statement
  ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
ArtistWorks, LLC (f/k/a ArtistWorks, Inc.)

Legal status of issuer

   Form
   Limited Liability Company

   Jurisdiction of Incorporation/Organization
   Delaware

   Date of organization
   September 25, 2008

Physical address of issuer
68 Coombs Street, C1, Napa, CA 94559

Website of issuer
https://artistworks.com

Current number of employees
8

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$2,629,275.00	$2,465,663.00
Cash & Cash Equivalents	$689,432.00	$299,199.00
Accounts Receivable	$10,780.00	$1,413.00
Short-term Debt	$1,972,730.00	$1,796,303.00
Long-term Debt	$999,650.00	$867,750.00
Revenues/Sales	$4,152,016.00	$3,358,703.00
Cost of Goods Sold	$2,019,065.00	$1,606,597.00
Taxes Paid	$14,200.00	$12,800.00
Net Income	-$144,715.00	-$507,146.00


March 30, 2021

FORM C-AR

ArtistWorks, LLC (f/k/a ArtistWorks, Inc.)




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by ArtistWorks, LLC (f/k/a ArtistWorks, Inc.), a Delaware Limited Liability Company (the "Company," as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at https://artistworks.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is March 30, 2021

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's

current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date.
Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

ArtistWorks, LLC (f/k/a ArtistWorks, Inc.) (the "Company") is a Delaware Limited Liability Company, formed on September 25, 2008. The Company was formerly known as ArtistWorks Inc. . The Company is currently also conducting business under the name of ArtistWorks .

The Company is located at 68 Coombs Street, C1, Napa, CA 94559.

The Company's website is https://artistworks.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

ArtistWorks is a 12-year-old music e-learning company that enables professional musicians to teach students from around the world. The students can learn from a progressive lesson library and through our innovative "Video Exchange Learning" with their teacher. Self-paced learners can sign up for 3-, 6-, or 12-month subscriptions or, if they prefer, can follow a more structured learning experience via our 12-week long certificate program.

RISK FACTORS

Risks Related to the Company's Business and Industry

Our operating results may fluctuate due to factors that are difficult to forecast and not within our control.
Our past operating results may not be accurate indicators of future performance, and you should not rely on such results to predict our future performance. Our operating results have fluctuated significantly in the past, and could fluctuate in the future. Factors that may contribute to fluctuations include:

* changes in aggregate capital spending, cyclicality and other economic conditions, or domestic and international demand in the industries we serve;

* our ability to effectively manage our working capital;

* our ability to satisfy consumer demands in a timely and cost-effective manner;

* pricing and availability of labor and materials;

* our inability to adjust certain fixed costs and expenses for changes in demand;

* shifts in geographic concentration of customers, supplies and labor pools; and

* seasonal fluctuations in demand and our revenue.

The development and commercialization of our product and service is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing approved products/services and thus may be better equipped than us to develop and commercialize a similar product or service. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early-stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products/services will achieve initial market acceptance and our ability to generate meaningful additional revenues from our products.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

We plan to implement new lines of business or offer new products and services within existing lines of business.

There are substantial risks and uncertainties associated with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology, or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

We rely on various intellectual property rights, including patents, trademarks, and licenses in order to operate our business.

Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. To protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming due to the complexity of our technology and the uncertainty of intellectual property litigation and could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our products infringe on a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against us could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses, we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber-attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment, and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

In general, demand for our products and services is highly correlated with general economic conditions.

A substantial portion of our revenue is derived from discretionary spending by individuals, which typically falls during times of economic instability. Declines in economic conditions in the U.S. or in other countries in which we operate may adversely impact our consolidated financial results. Because such declines in demand are difficult to predict, we or the industry may have increased excess capacity as a result. An increase in excess capacity may result in declines in prices for our products and services.

The Company's success depends on the experience and skill of the board of directors, its executive officers, and key employees.

In particular, the Company is dependent on Patricia Butler, David Butler, John Graves, Dawn Mendoza, and Marcus Luscombe who are CEO, Chairman, VP of ArtistWorks, Project and Product Manager, and Director of Content and Production of the Company respectively. The Company has or intends to enter into employment agreements with Patricia Butler, David Butler, John Graves, Dawn Mendoza, and Marcus Luscombe although there can be no assurance that it will do so or that they will continue to be employed by the Company for a particular period of time. The loss of Patricia Butler, David Butler, John Graves, Dawn Mendoza, and Marcus Luscombe or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make your investment decision. If you feel the information provided is insufficient, you should not invest in the Company.

We are subject to income taxes as well as non-income-based taxes, such as payroll, sales, use, value-added, net worth, property and goods and services taxes, in both the U.S. and various foreign jurisdictions.

Significant judgment is required in determining our provision for income taxes and other tax liabilities. In the ordinary course of our business, there are many transactions and calculations where the ultimate tax determination is uncertain. Although we believe that our tax estimates are reasonable: (i) there is no assurance that the final determination of tax audits or tax disputes will not be different from what is reflected in our income tax provisions, expense amounts for non-income-based taxes and accruals and (ii) any material differences could have an adverse effect on our financial position and results of operations in the period or periods for which determination is made.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-

Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Maintaining, extending and expanding our reputation and brand image are essential to our business success.

We seek to maintain, extend, and expand our brand image through marketing investments, including advertising and consumer promotions, and product innovation. Increasing attention on marketing could adversely affect our brand image. Existing or increased legal or regulatory restrictions on our advertising, consumer promotions and marketing, or our response to those restrictions, could limit our efforts to maintain, extend and expand our brands. Moreover, adverse publicity about regulatory or legal action against us could damage our reputation and brand image, undermine our customers' confidence, and reduce long-term demand for our products, even if the regulatory or legal action is unfounded or not material to our operations.

In addition, our success in maintaining, extending, and expanding our brand image depends on our ability to adapt to a rapidly changing media environment. We increasingly rely on social media and online dissemination of advertising campaigns. The growing use of social and digital media increases the speed and extent that information or misinformation and opinions can be shared. Negative posts or comments about us, our brands or our products on social or digital media, whether or not valid, could seriously damage our brands and reputation. If we do not establish, maintain, extend and expand our brand image, then our product sales, financial condition and results of operations could be adversely affected.

Fluctuations in the mix of customer demand for our various types of solution offerings could impact our financial performance and ability to forecast performance.

Due to fluctuations in customer needs, changes in customer industries, and general economic conditions, customer demand for the range of our offerings varies from time to time and is not predictable. In addition, our gross margins vary by customer and by segment and the mix of services provided to our customers could impact our results of operations as certain of our customers and segments have different gross margin profiles. Generally, the profitability of an account increases over time. As a result, the mix of solutions we provide to our customers varies at any given time, both within a quarter and from quarter-to-quarter. These variations in service mix impact gross margins and the predictability of gross margins for any period. You should not rely on the results of any one quarter as an indication of our future performance.

We must correctly predict, identify, and interpret changes in consumer preferences and demand, offer new products to meet those changes, and respond to competitive innovation.

Consumer preferences for our products change continually. Our success depends on our ability to predict, identify, and interpret the tastes and habits of consumers and to offer products that appeal to consumer preferences. If we do not offer products that appeal to consumers, our sales and market share will decrease. We must distinguish between short-term fads, mid-term trends, and

long-term changes in consumer preferences. If we do not accurately predict which shifts in consumer preferences will be long-term, or if we fail to introduce new and improved products to satisfy those preferences, our sales could decline. If we fail to expand our product offerings successfully across product categories, or if we do not rapidly develop products in faster growing and more profitable categories, demand for our products could decrease, which could materially and adversely affect our product sales, financial condition, and results of operations.

In addition, achieving growth depends on our successful development, introduction, and marketing of innovative new products and line extensions. Successful innovation depends on our ability to correctly anticipate customer and consumer acceptance, to obtain, protect and maintain necessary intellectual property rights, and to avoid infringing the intellectual property rights of others and failure to do so could compromise our competitive position and adversely impact our business.

We may be adversely affected by cyclicality, volatility or an extended downturn in the United States or worldwide economy, or in or related to the industries we serve.
Our revenues are generated primarily from servicing customers seeking to hire qualified professionals in the music industry. Demand for these professionals tends to be tied to economic and business cycles. Increases in the unemployment rate, specifically in the music industry and other related vertical industries we serve, cyclicality or an extended downturn in the economy could cause our revenues to decline. Therefore, our operating results, business and financial condition could be significantly harmed by an extended economic downturn or future downturns, especially in regions or industries where our operations are heavily concentrated. Further, we may face increased pricing pressures during such periods as customers seek to use lower cost or fee services, which may adversely affect our financial condition and results of operations.

Changes in employment laws or regulation could harm our performance.
Various federal and state labor laws govern our relationship with our employees and affect operating costs. These laws include minimum wage requirements, overtime pay, healthcare reform and the implementation of the Patient Protection and Affordable Care Act, unemployment tax rates, workers' compensation rates, citizenship requirements, union membership and sales taxes. A number of factors could adversely affect our operating results, including additional government-imposed increases in minimum wages, overtime pay, paid leaves of absence and mandated health benefits, mandated training for employees, increased tax reporting and tax payment requirements for employees who receive tips, a reduction in the number of states that allow tips to be credited toward minimum wage requirements, changing regulations from the National Labor Relations Board and increased employee litigation including claims relating to the Fair Labor Standards Act.

If we fail to attract and retain enough sufficiently trained customer service associates and other personnel to support our operations, our business and results of operations will be seriously harmed.
We rely on customer service associates, and our success depends to a significant extent on our ability to attract, hire, train and retain qualified customer service associates. Companies in our

industry, including us, experience high employee attrition. A significant increase in the attrition rate among our customer service associates could decrease our operating efficiency and productivity. Our failure to attract, train and retain customer service associates with the qualifications necessary to fulfill the needs of our existing and future clients would seriously harm our business and results of operations.

The Company has indicated that it has engaged in certain transactions with related persons. Please see the section of this Memorandum entitled "Transactions with Related Persons and Conflicts of Interest" for further details.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan. Each prospective Purchaser is encouraged to carefully analyze the risks and merits of an investment in the Securities and should take into consideration when making such analysis, among other, the Risk Factors discussed above.

BUSINESS

Description of the Business

ArtistWorks is a 12-year-old music e-learning company that enables professional musicians to teach students from around the world. The students can learn from a progressive lesson library and through our innovative "Video Exchange Learning" with their teacher. Self-paced learners can sign up for 3-, 6-, or 12-month subscriptions or, if they prefer, can follow a more structured learning experience via our 12-week long certificate program.

Business Plan

ArtistWorks enables subject masters to reach learners all over the world who want online access to high-level instruction and personal feedback. We seek to "Teach the World" by providing effective and engaging e-learning experiences through our patented Video Exchange® Learning platform. Our platform and method of learning aim to scale and modernizes outdated one-to-one instruction by leveraging teaching moments in our asynchronous, online Video Exchange and making them visible to all students of the subject. The ArtistWorks platform has been embraced by 36 renowned musicians that are seeking to pass on their talent through online teaching. To date, these musicians have taught students in over 80 countries. Together, they've completed over 61,000 video exchanges, creating a very expanding library and production-cost-free content for ArtistWorks. We have about 12,000 active subscriptions and over the years we're very happy to say we've taught over 87,000 musicians. Music Certificate Progran1 for amateur players and existing customers: In October 2018, ArtistWorks launched a second, more structured learning experience with the Online Music Certificate Progran1 that will be offered to existing customers and to the public. Existing lessons will be repackaged, formatted, and offered as a $250, successive 12- week series of lessons with qualifying quizzes and Video Exchanges in weeks 4,

8, and 12. High School Online Music Certificate: Additionally, in 2020, we plan to put our Western Association of Schools and Colleges (WASC) academic accreditation for grades 9 through 12 to good use. We plan to formalize the Certificate program further so that it can be offered in high schools everywhere, including the fast-growing cyber, or virtual, schools. As part of this program, we plan to release eight to ten online musical instrument education courses specifically designed for high school instruction. These courses will be semester based and provide cyber-schools, private, charter, and public schools a comprehensive, affordable, and consistent music education destination for their students. Once the Online Music Certificate Program is released and readily available, ArtistWorks Plans to become the ArtistWorks School of Music Online ("SOM"). The SOM will have three segments: I. Our existing model of self-paced instruction will remain unchanged, where (mostly) adult amateur musicians can learn from the lesson library and have the option to voluntarily enter into Video Exchanges with the ArtistWorks online faculty if they would like their playing evaluated. Memberships automatically renew and there are no qualifications necessary to join. 2. The ArtistWorks Online Music Certificate Program, a 12-week certificate qualification program being offered to the public and existing customers where passing three quizzes and three Video Exchanges are required to qualify for the Certificate of Completion. Plan availability: October 2018. 3. The ArtistWorks High School Online Music Certificate Program, an accredited, 12- week/semester-based, certificate-bearing program specifically designed for and offered to high school music students who can earn course credit for their studies. Students must earn at least 80% of all possible points on three quizzes and three Video Exchanges in order to receive a Certificate of Completion. Projected availability: June/July 2022. ArtistWorks hopes to evolve, by late 2021, to a multi-vertical, online marketplace to take full advantage of our patented core technology. Although music instruction will be amongst the inaugural courses to be offered, the Company may begin seeking subject matter experts in other visually taught subjects who may be able to build a lucrative business by teaching through the ArtistWorks' platform. Meanwhile, it is important that the Company continue to accelerate growth and value by developing its existing self-paced structure of learning music alongside its ArtistWorks Music Certificate Program that we offered to the public in 2019 and plan to offer to high schools in 2022.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market

Online musical instrument instruction	Students learn from an online video lesson library of musical instrument instruction recorded by professional musicians. Students from around the world have the option of entering into asynchronous "Video Exchanges" with their teacher where they submit a video on the site and the teacher responds with a video reply that is linked to the student's video and shown to everyone in the class so the teacher's time is leveraged and the students can apply the instruction given to their peers and to their own playing. Members can study self-paced or enroll in a more structured learning environment through the Online Music Certificate Program where we plan to offer a certificate in blues guitar, ukulele and. soon, bluegrass guitar and violin. In 2022, ArtistWorks plans to offer an accredited (WASC) High School Music Certificate Program where students that successfully complete the course may earn course credit for their studies.	Learners from around the world, from high school students to adults ages 20 to 65. Currently the overwhelming majority of our customers are hobbyist musicians in English speaking countries.

ArtistWorks' online musical instrument instruction is offered around the world. Prospective customers may find us by way of digital marketing tactics like social media ads and posts. search engine ads and page rankings. and through our email marketing. The company also has some beginner courses available on Recorded Books/RB Digital in English speaking libraries and receives a revenue share for that distribution. Similarly. ArtistWorks has a subset of courses distributed on LinkedIn Learning and receives a revenue share of those sales. Several colleges and universities have licensed the company's music instruction content to offer as a virtual textbook to their enrolled "bricks and mortar" music students. Schools include UCLA Extension, Carnegie Mellon Music Department, Sapir College (Israel) and Central Queensland Australia College.

ArtistWorks' online musical instrument instruction is offered around the world, on the internet. Prospective customers find us by way of digital marketing tactics like social media ads and posts, search engine ads and page rankings and through our email marketing. The company also has some beginner courses available on Recorded Books/RB Digital in English speaking libraries and receives a revenue share for that distribution. Similarly, ArtistWorks has a subset of courses distributed on LinkedIn Learning and receives a revenue share of those sales. Several colleges and universities have licensed the company's music instruction content to offer as a virtual textbook to their enrolled "bricks and mortar" music students. Schools include UCLA Extension, Carnegie Mellon Music Department, Sapir College (Tel Avia) and Central Queensland Australia College. Yamaha Musical Instruments offers a limited number of promotional tags offering a discount on ArtistWorks lessons, attached to instruments they sell.

Competition

The Company's primary competitors are Professional musician in person music teachers mainly. They offer high caliber experience and personal attention and feedback like we do. The biggest difference is the one-to-one lessons aren't shared with anyone else. We are the only providers of "Video Exchange Learning" in music, so it's difficult to find exact competitors. However, TrueFire offers quality online music lessons taught by performers and recording artists, but those teachers do not evaluate their students' playing.

The Company's primary competitors are professional musician and music teachers that provide in person lessons. While they may offer the sanle a high caliber experience and personal attention and feedback, we believe our main difference is in our ability to share feedback from one-on-one lessons across the platform and amongst all students. The online music instruction industry is highly fragmented with a lot of small, independent providers and teachers. Small companies that have tried to launch bigger enterprises often fail because of their inability to reach their audience in a meaningful way. We believe ArtistWorks has succeeded where others have failed to get traction. We believe ArtistWorks' main competitive advantages include: • A novel online learning capability • Highly accomplished and acclaimed instructors sharing everything they know • No production cost- content is user generated via Video Exchanges online • Library of 60,000 Video Exchanges and 900 hours of instructional videos • Academic accreditation from the Western Association of Schools and Colleges (WASC) as a supplemental education provider for grades 9 through 12. Competitors in market also include the following: • Other online music instruction providers such as TrueFire, SonicJunction, Guitarinstructor.com, PegHead Nation, and JamPlay. These other companies typically offer "view-only" video lesson libraries coupled with member forums and a personal profile. Feedback is limited to online conversations in peer chats and group message boards with occasional video chat lesson. • Online, calendar-based study programs, such as those offered by Berklee Online, the online extension school of Berklee College of Music.

Customer Base

Currently the overwhelming majority of our customers are hobbyist musicians in English speaking countries. A majority of ArtistWorks customers are male. The predominance of male customers seems to be correlated to the nun1ber of guitar courses and stringed instruments that we believe men tend to play more than women. We have eleven guitar courses, three bass courses, mandolin, fiddle, ukulele, two banjo and hip-hop scratch DJ, most of which are played by men. Our female students are primarily learning piano, vocals or ukulele. We have students in 85 countries with the majority in the United States, followed by, in approximate order: Canada, UK, Australia, Germany, France, Scandinavia, New Zealand, and Brazil. Other customers include "Independent Study" charter schools in California where ArtistWorks is an approved vendor for providing online music instruction.

Intellectual Property

Patents

Application or Registration #	Title	Description	File Date	Grant Date	Country

9165473B2	Video Management System for Interactive Online Instruction	A system for interactive online instruction includes an instructional subscription website and video management system configured to process video recordings. The video recordings may include (i) student videos uploaded by a student and (ii) instructor videos providing feedback to said student videos. A method of interactive online instruction is also disclosed. The method includes the steps of providing prerecorded course materials on an instructional subscription website including video lessons accessible by subscribing students, and providing a video management system configured to process video recordings including (i) student videos submitted by a student and (ii) instructor videos providing feedback to said students.	September 24, 2008	October 20, 2015	U.S.

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Registration Date	Country
85688678	Online music instruction	Forum Jams	July 27, 2018	February 26, 2013	US
85043247	Online music instruction	ArtistWorks			US
1059186	Online music instruction	ArtistWorks			EU
1059186	Online music instruction	ArtistWorks			EU and Int'l Reg Madrid Protocol
1040135	Online music instruction	ArtistWorks Inc and design			EU and Int'l Reg Madrid Protocol
TMA909250	Online music instruction	ArtistWorks Video Exchange Learning logo			Canada
4310383	Online music instruction	ArtistWorks Video Exchange Learning logo			USA
3900381	Online music instruction	ArtistWorks			

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date

ArtistWorks, Inc	Lynda.com/ LinkedIn Corp/ Microsoft	Licensing of specifically identified and formatted ArtistWorks online musical instrument instructional videos for use by LinkedIn Learning subscribers for which ArtistWorks was paid an advance and ongoing monthly revenue sharing of 15%.	
ArtistWorks, Inc	Recorded Books, Inc	Exclusive rights to offer for sale specific, provided online musical instrument instruction video to libraries for which ArtistWorks receives a revenue share of 50%	January 5, 2022

Governmental/Regulatory Approval and Compliance

None

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Managing Entity

The Company is operated by the following managing entity:

Name	Description	Years in business	Management fee
DBPB Holdings	Holding company for assets of principals	7	$180,000.00

Other

The Company's principal address is 68 Coombs Street, C1, Napa, CA 94559

The Company has the following additional addresses:

The Company conducts business in California.

DIRECTORS, OFFICERS AND EMPLOYEES

Directors or Managers

The directors or managers of the managing entity are listed below along with all positions and offices held at the managing entity and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

PATRICIA BUTLER

All positions and offices held with the Company and date such position(s) was held with start and ending dates

CEO

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Executive Functions

Name

John Graves

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Operations Director 2009 to 2016

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Business Development

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 9 employees in California and New Mexico.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common LLC/Membership Interests
Preferred Stock Outstanding	184,900
Voting Rights	Each share gets one vote
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	NA

The Company has the following debt outstanding:

Type of debt	Bank loan
Name of creditor	Montage Capital
Amount outstanding	$850,000.00
Interest rate and payment schedule	12% per year, 1% per month until principal repayment begins March or June of 2019. In negotiations on final repayment terms.
Amortization schedule	3 years.
Describe any collateral or security	Company assets. Keyman insurance.
Maturity date	March 1, 2022

Other material terms	On October 16, 2017, the Company entered into a loan with Montage Capital II, L.P. ("Montage Capital Loan'). Pursuant to the terms of the loan, Montage Capital shall lend the Company up to $1,100,000 (the "Advanced Limit''.), together with interest on the outstanding balance at the rate of 12.0% per annum with a maturity date of October 16, 2020. Montage Capital Loan was secured by all of borrower's personal property, now owned or hereafter acquired, including without limitation all accounts, chattel paper, deposit accounts, documents, equipment, general intangibles (including intellectual property, patents, copyrights, trademarks, and goodwill), goods, fixtures, instruments, inventory, financial assets, investment property, letter of credit rights, money, and all of borrower's books and records with respect to any of the foregoing, and the computers and equipment containing said books and records; and all products and proceeds thereof, as may be defined in this Agreement and the Uniform Commercial Code. As of the date this Form C, the Company has borrowed $850,000 of the Advanced Limit of the Montage Capital Loan. On October 1, 2018 and continuing on the first day of each month thereafter, the Company shall make principal payments to Montage Capital of$25,000. The entire outstanding principal balance of the advances, all accrued and unpaid interest thereon, and all fees and other amounts outstanding has been modified to October 2022. Pursuant to the terms of the loan, in the event the Company fails to make timely payments, any amount not paid when due shall bear interest at a rate of 17%. As of the date of this Form C, the Company is in discussions with Montage to restructure the loan, including resetting the initial and subsequent payment dates. The total amount of outstanding debt of the company is $2,664,053

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Crowd Note	212,247	54,754	Operations	10/19/2018	

Ownership

The Company is owned and controlled by a managing entity. The managing entity is DBPB Holdings and is owned and controlled by David and Patricia Butler, cofounders of ArtistWorks.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Percentage Owned
David Butler	76.6%
Patricia Butler	23.4%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Recent Tax Return Information

Total Income	Taxable Income	Total Tax
$2,834,491.00	$177,421.00	$800.00

Operations

We have readied our first product extension, a formalized online music instruction environment that could eventually be marketable to high schools thanks to our academic accreditation with

WASC. Before we offer the Online Music Certificate Program, we released it to the public and our existing customers with the hopes of generating additional revenues to combine with our subscription fees to self-paced music instruction. Complying with state and national education standards requires significant research and ultimate compliance so that the offering can be available to all high schools especially the cyber schools with students in all 50 states. Historically the biggest challenge for our existing consumer facing business has been marketing budget and talent.

We generate substantially all of our revenue from the Company's online consumer subscriptions. A small portion of our revenues come from revenue shares or royalties associated with distribution deals, and additional licensing fees from universities or independent study charter schools. increase e profitability in the next 12 months and intends to focus on increasing sales and entering new markets. The Company incurred total operating expenses of $1,691,000and $1,728,428.00 for the years ended December 31, 2019 and 2020, respectively. In 2019, the Company generated $1,752,104.83 in gross profit, and in 2020 delivered $2,138,887.49 in gross profit, resulting in a net income of $-139,899.24
General & Administration Expense
The Company expenses the cost of general & administrative expenses as incurred and aggregated $362,429.24 and $441,248.65 for the years ended December 31, 2020 and 2019, respectively. Sales & Marketing
The Company expenses the cost of sales & marketing as incurred and aggregated $217,044.47 and $179,813.26 for the years ended December 31, 2020 and 2019, respectively.
The Company did not open or close any funding in 2020.
For the Online Music Certificate Program, we charge $250 for one 12-week course and offer 4 different skill levels for students to progress through. The Company's average revenue share of the Certificate Program fee is approximately 78-80% depending on the terms of the individual contract teacher. Because of this different revenue sharing agreement with teachers, we estimate that the Company's gross margins per unit sold will be higher for the Certificate Program fee compared to each subscription for the consumer facing, self-paced study format.
We introduced another product extension, Adult Beginner Series, which carries a profit-margin of 80% We introduced one course in 2020 and plan 4 more in 2021.

Liquidity and Capital Resources

On 10/17/2018 the Company conducted an offering pursuant to Regulation CF and raised $54,000.00

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities were transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D of the Securities Act of 1933, as amended, 3) as part of an Offering registered with the SEC or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a family member of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has the following transactions with related persons:

Securities

Related Person/Entity	Eileen Appleby and Robert Moline
Relationship to the Company	Eileen Appleby ($50K investment) is David Butler's sister and Robert Moline is Patricia Butler's father ($60K investment)
Total amount of money involved	$110,000.00
Benefits or compensation received by related person	They invested in preferred equity units alongside all other investors with the same terms

Benefits or compensation received by Company	None
Description of the transaction	Family members investment in the Company

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Richard Lang

(Signature)

Richard Lang

(Name)

Director of Finance and Operations

(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its Director of Finance or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

ArtistWorks, LLC

Profit and Loss
January - December 2020

	TOTAL
Income	
3rd Party Revenue	
Additional 3rd Party Revenue	6,496.86
Lynda.com - Video only	23,723.21
Recorded Books - Video only	85,243.95
Total 3rd Party Revenue	**115,464.02**
Misc. Income	2,522.50
Other Income	7,000.00
Subscriptions	
Affilate Sales	
1 Month Affilate Sales	5,114.63
12 Month Affiliate Sales	241,751.95
3 Month Affiliate Sales	124,181.05
6 Month Affiliate Sales	61,798.95
Total Affilate Sales	**432,846.58**
Certificate Program	17,497.03
Content Only Subscriptions	101,499.45
Gift Cerificates	48,191.88
New Students	
1 Month - New Students	20,531.41
12 Months - New Students	1,095,115.55
3 Months - New Students	341,786.61
6 Months - New Students	248,051.28
Total New Students	**1,705,484.85**
Renewing Students	
1 Month - Renewing Students	48,357.97
12 Months - Renewing Students	476,360.53
3 Months - Renewing Students	537,905.86
6 Months - Renewing Students	227,610.59
Total Renewing Students	**1,290,234.95**
Returning Students	
1 Month - Returning Students	3,031.92
12 Months - Returning Students	283,902.26
3 Months - Returning Students	85,141.19
6 Months - Returning Students	59,199.41
Total Returning Students	**431,274.78**
Total Subscriptions	**4,027,029.52**
Total Income	**$4,152,016.04**
Cost of Goods Sold	
Affiliate Commissions	96,271.42
Artists' Share of 3rd Party Rev	23,493.08
Artists' Share of Subscriptions	1,732,969.51

ArtistWorks, LLC

Profit and Loss
January - December 2020

	TOTAL
CC Processing Fees	166,331.40
Total Cost of Goods Sold	**$2,019,065.41**
GROSS PROFIT	**$2,132,950.63**
Expenses	
General & Admin Expenses	
Computer Supplies & Maint.	1,562.24
Dues and Subscriptions	4,725.26
Facilities Expenses	
Alarm	444.00
Janitorial Expenses	2,875.00
Rent Expense	90,013.03
Telephone Expense	12,097.41
Utilities	1,068.63
Total Facilities Expenses	**106,498.07**
Human Resources	
Employee Events	5,136.39
Employee Training	384.95
Recruiting	6,727.03
Total Human Resources	**12,248.37**
Insurance Expense	
General Liability Insurance	9,242.99
Life and Disability Insurance	4,264.26
Total Insurance Expense	**13,507.25**
Meals and Entertainment	845.96
Office Equip. Repair & Maint.	910.15
Office Supplies & Expense	6,112.87
Postage and Delivery	702.88
Professional Fees	
Accountant	19,332.12
Attorney	-5,808.50
Management Fees (DBPB)	180,000.00
Total Professional Fees	**193,523.62**
Travel Expense	
Airline	150.00
Car Rental/Transport	334.59
Gas/Mileage/Parking	203.71
Lodging	416.54
Meals	702.84
Total Travel Expense	**1,807.68**
Total General & Admin Expenses	**342,444.35**
Marketing Expenses	
Agency & Contractor	183,241.10

ArtistWorks, LLC

Profit and Loss
January - December 2020

	TOTAL
Business Development	3,430.77
Donation	550.00
Gifts	726.83
Graphics	707.00
Meals & Entertinment	313.27
Photo Stock	2,259.71
Swag & Promotional Giveaway	662.03
Total Marketing Expenses	**191,890.71**
Operating Expenses	
Contractor	
Customer Service	9,713.70
Drupal Support	38,388.50
Total Contractor	**48,102.20**
Payroll Expenses	
Bonus	10,393.70
Health Insurance	18,972.46
Payroll Processing Fees	2,934.07
Payroll Taxes	59,478.83
Wages	696,420.23
Worker's Compensation	4,020.58
Total Payroll Expenses	**792,219.87**
Studio Expenses	
Studio Equipment	2,219.02
Studio Production	1,136.80
Studio Supplies	1,317.69
Total Studio Expenses	**4,673.51**
Taxes, Licenses & Fees	20,044.82
Technology Development	
Server/Hosting	8,048.22
Software	32,387.65
Test Transactions	-5,116.84
Video Upload INGESTION bc	25,244.62
Total Technology Development	**60,563.65**
Total Operating Expenses	**925,604.05**
Shared Expenses	
Advertising	497,983.78
Artists' Portion of Shared Exp.	-466,150.95
Bank Fee	1,982.27
Contest Prizes	3,244.05
Contractor - Marketing	12,832.25
Domain Registration	291.60
Graphic Designer	19,425.00
Meals	1,208.32

	TOTAL
Server	137,439.07
Shipping	248.99
Software	53,646.36
Trade Shows, Conferences	2,000.00
Transcriber	100.00
Travel	4,330.53
Website Expenses	149.00
Total Shared Expenses	**268,730.27**
Total Expenses	**$1,728,669.38**
EBITDA	**$404,281.25**
Other Expenses	
Amortization Expense	433,617.44
Depreciation Expense	15,260.73
Income Tax - State	14,200.00
Interest Expense	85,918.39
Total Other Expenses	**$548,996.56**
NET OTHER INCOME	**$ -548,996.56**
NET INCOME	**$ -144,715.31**

ArtistWorks, LLC

Balance Sheet
As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
B of A (AWI 5807)	1,487.67
B of A (MC 5768)	9,366.18
Bill.com Money Out Clearing	5,404.05
Paypal - Music Campus	0.00
Petty Cash	3.15
SVB (Deposit 6412)	37,530.45
SVB (Disbursement 6427)	-4,906.20
SVB (Reserve 6431)	490,646.83
SVB (SBA Loan 4348)	149,900.00
Total Bank Accounts	**$689,432.13**
Accounts Receivable	
Accounts Receivable	10,780.03
Total Accounts Receivable	**$10,780.03**
Other Current Assets	
Artist Advance	0.00
Deferred Advertising Cost	26,300.00
Deferred Artists Share;Revenue	762,365.36
Employee Receivable	0.00
Intercompany; Due from LLC	0.00
LLC Bank Fees	0.00
LLC Professional Fees	0.00
Total Intercompany; Due from LLC	**0.00**
Misc. Accounts Receivable	0.00
Prepaid Expenses	90,980.28
Reserve - Newtek	19,113.41
Subscriptions Receivable	-39,264.51
Undeposited Funds	0.00
Total Other Current Assets	**$859,494.54**
Total Current Assets	**$1,559,706.70**
Fixed Assets	
Furniture & Equipment	
Accumulated Depreciation	-273,291.94
Computer Equipment	143,518.91
Furniture	28,701.41
Hardware	36,789.15
Leasehold Improvements	69,282.59
Studio Equipment	69,523.59
Total Furniture & Equipment	**74,523.71**
Intangible Assets	
Acc. Amortization - Dev. Costs	-3,733,871.47

ArtistWorks, LLC

Balance Sheet
As of December 31, 2020

	TOTAL
Entity Creation	48,712.91
Patents	142,049.81
Platform Development Costs	4,492,907.11
Website Design	0.00
Total Intangible Assets	**949,798.36**
Total Fixed Assets	**$1,024,322.07**
Other Assets	
Organization Costs	1,827.00
Security Deposit	35,330.30
Trademarks	8,089.00
Total Other Assets	**$45,246.30**
TOTAL ASSETS	**$2,629,275.07**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	
Accounts Payable	88,467.41
Accrued Accounts Payable	0.00
Total Accounts Payable	**88,467.41**
Total Accounts Payable	**$88,467.41**
Credit Cards	
Bank of America; VISA 8682	2,407.30
Dawn (1160)	10,165.81
John (0174)	826.44
John (0690)	120.98
Marcus (New)	2,071.70
Mary Beth (2205)	0.00
Michael (8513)	0.00
Mike Daecher (1460)	0.00
Patricia (1484)	34,969.80
Richard (4526)	0.00
Richard (New)	13,961.55
Total Bank of America; VISA 8682	**64,523.58**
MasterCard	1,066.21
Dawn	1,949.15
John	2,346.81
Marcus	994.63
Mary Beth	0.00
Mike D	0.00
Patricia	22,443.51
Total MasterCard	**28,800.31**
Total Credit Cards	**$93,323.89**

ArtistWorks, LLC

Balance Sheet
As of December 31, 2020

	TOTAL
Other Current Liabilities	
Accrued Artist Payout	312,841.48
Accrued Expense	
DBPB Holdings	0.00
Unredeemed Gift Certificates	25,400.00
Total Accrued Expense	**25,400.00**
Deferred Subscriptions	1,303,951.56
Payroll Liabilities	
Accrued Payroll	0.00
Garnishments	1,200.00
Artist Payment Holdback	12,624.05
Total Garnishments	**13,824.05**
Kaiser	0.00
Payroll Tax Liability	0.00
Total Payroll Liabilities	**13,824.05**
PPP Loan	134,922.00
Sales Tax Agency Payable	0.00
Shareholder Payable	0.00
Total Other Current Liabilities	**$1,790,939.09**
Total Current Liabilities	**$1,972,730.39**
Long-Term Liabilities	
Line of Credit	0.00
Loan from Shareholder	150,000.00
Montage Loan	607,750.00
SBA EIDL Loan	149,900.00
Shareholder Prior Year Distributions	92,000.00
Total Long-Term Liabilities	**$999,650.00**
Total Liabilities	**$2,972,380.39**
Equity	
Additional Paid in Capital	300,200.00
LOC Converted to Equity	3,672,101.24
SHLDR Loan Converted to Equity	1,418,687.35
Total Additional Paid in Capital	**5,390,988.59**
Capital Stock	1,800.00
Deferred Net Income	-53,870.89
Distributions	-238,000.00
Member's Capital	602,534.49
Opening Balance Equity	0.00
Retained Earnings	-5,901,842.20
Net Income	-144,715.31
Total Equity	**$ -343,105.32**
TOTAL LIABILITIES AND EQUITY	**$2,629,275.07**

ArtistWorks, LLC

Balance Sheet

As of December 31, 2020

ArtistWorks, LLC

Profit and Loss
January - December 2019

	TOTAL
Income	
3rd Party Revenue	
Additional 3rd Party Revenue	5,055.01
Lynda.com - Video only	25,564.68
Recorded Books - Video only	63,057.09
Total 3rd Party Revenue	**93,676.78**
Misc. Income	1,026.00
Subscriptions	
Affilate Sales	
1 Month Affilate Sales	2,703.54
12 Month Affiliate Sales	140,940.99
3 Month Affiliate Sales	63,835.65
6 Month Affiliate Sales	43,755.94
Total Affilate Sales	**251,236.12**
Certificate Program	2,137.50
Content Only Subscriptions	90,678.72
Gift Cerificates	9,345.65
New Students	
1 Month - New Students	4,281.27
12 Months - New Students	762,862.19
3 Months - New Students	212,320.68
6 Months - New Students	174,150.72
Total New Students	**1,153,614.86**
Renewing Students	
1 Month - Renewing Students	47,170.07
12 Months - Renewing Students	547,575.53
3 Months - Renewing Students	529,296.27
6 Months - Renewing Students	263,207.77
Total Renewing Students	**1,387,249.64**
Returning Students	
1 Month - Returning Students	1,143.16
12 Months - Returning Students	245,301.12
3 Months - Returning Students	63,247.11
6 Months - Returning Students	60,046.61
Total Returning Students	**369,738.00**
Total Subscriptions	**3,264,000.49**
Total Income	**$3,358,703.27**
Cost of Goods Sold	
Affiliate Commissions	58,114.59
Artists' Share of 3rd Party Rev	22,341.17
Artists' Share of Subscriptions	1,385,442.72
CC Processing Fees	140,699.48

ArtistWorks, LLC

Profit and Loss
January - December 2019

	TOTAL
Total Cost of Goods Sold	**$1,606,597.96**
GROSS PROFIT	**$1,752,105.31**
Expenses	
General & Admin Expenses	
Computer Supplies & Maint.	1,979.91
Dues and Subscriptions	13,706.49
Facilities Expenses	
Alarm	440.00
Janitorial Expenses	5,850.00
Rent Expense	99,150.00
Telephone Expense	12,311.21
Utilities	3,135.85
Total Facilities Expenses	**120,887.06**
Human Resources	
Employee Events	12,255.55
Employee Training	372.84
Employment Agency	1,236.00
Recruiting	9,100.87
Total Human Resources	**22,965.26**
Insurance Expense	
General Liability Insurance	5,842.46
Life and Disability Insurance	4,651.92
Professional Liability	3,170.60
Total Insurance Expense	**13,664.98**
Loan Origination Fee	13,750.00
Meals and Entertainment	1,719.89
Office Supplies & Expense	5,968.59
Postage and Delivery	509.15
Professional Fees	
Accountant	14,602.91
Attorney	23,603.63
Consulting	4,289.50
Management Fees (DBPB)	165,500.00
Total Professional Fees	**207,996.04**
Travel Expense	
Airline	6,536.95
Car Rental/Transport	1,450.22
Gas/Mileage/Parking	582.38
Lodging	5,663.32
Meals	1,331.86
Total Travel Expense	**15,564.73**
Total General & Admin Expenses	**418,712.10**

ArtistWorks, LLC

Profit and Loss
January - December 2019

	TOTAL
Marketing Expenses	
Advertising and Promotion	450.00
Agency & Contractor	161,571.13
Business Development	7,362.82
Certificate Program Artist Fees	6,673.77
Certificate Program Contractors	938.21
Gifts	706.65
Graphics	465.00
Meals & Entertinment	446.09
Swag & Promotional Giveaway	2,049.81
Travel	266.60
Total Marketing Expenses	**180,930.08**
Operating Expenses	
Contractor	
Customer Service	5,515.00
Drupal Support	11,839.73
Production	950.50
Programming Support	10,073.22
Total Contractor	**28,378.45**
Payroll Expenses	
Health Insurance	14,200.62
Payroll Processing Fees	2,813.54
Payroll Taxes	52,246.72
Wages	678,242.99
Worker's Compensation	3,760.48
Total Payroll Expenses	**751,264.35**
Studio Expenses	
Studio Equipment	5,585.63
Studio Production	1,830.45
Studio Supplies	2,330.94
Total Studio Expenses	**9,747.02**
Taxes, Licenses & Fees	22,138.91
Technology Development	
Server/Hosting	6,112.01
Software	32,628.34
Test Transactions	3,882.79
Total Technology Development	**42,623.14**
Total Operating Expenses	**854,151.87**
Pre-Launch Expenses	
Artist Content Creation	1,000.00
Total Pre-Launch Expenses	**1,000.00**
Shared Expenses	

ArtistWorks, LLC

Profit and Loss
January - December 2019

	TOTAL
Advertising	392,135.11
Artists' Portion of Shared Exp.	-421,796.50
Bank Fee	3,130.17
Contractor - Marketing	33,258.81
Contractor - Studio	1,382.50
Graphic Designer	10,904.50
Meals	3,078.90
Photography	5,275.50
Server	120,845.10
Shipping	1,542.69
Software	61,199.35
Trade Shows, Conferences	7,650.68
Transcriber	525.00
Travel	23,746.95
Total Shared Expenses	**242,878.76**
Total Expenses	**$1,697,672.81**
EBITDA	**$54,432.50**
Other Expenses	
Amortization Expense	447,435.11
Depreciation Expense	11,982.41
Interest Expense	102,161.08
Total Other Expenses	**$561,578.60**
NET OTHER INCOME	**$ -561,578.60**
NET INCOME	**$ -507,146.10**